Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

Press release

Codere to become Real Madrid’s Official
Bookmaker for five seasons

●	Sponsorship agreement extended through the 2025-26 season and Codere will be the exclusive sports betting regional partner of Real Madrid’s male and female football teams in Latin America.

●	The agreement will boost Codere’s expansion in Latin America, primarily through its online subsidiary, Codere Online, by increasing its scope to over twenty countries in the region.

●	With this partnership, initiated in 2016, Codere and Real Madrid reaffirm their shared values of international leadership, fair play and excellence.

Madrid, Spain, October 14, 2021 – Codere, S.A. (“Codere”), a leading multinational company operating in the private gaming sector, with more than 40 years of experience in the industry, has signed an extension of its sponsorship agreement with Real Madrid C.F. (“Real Madrid”) covering five seasons, until June 2026.

With this agreement, Codere reinforces its commitment to Latin America, by expanding the geographic scope to over twenty countries in the region including Mexico, Puerto Rico, the Dominican Republic and all of Central and South America.

The agreement covers both the core Codere Online1 markets of Argentina (City of Buenos Aires), Colombia, Mexico and Panama, and potential future expansion markets, when and if they become regulated, such as Argentina (outside of City of Buenos Aires), Brazil, Chile, Peru, Puerto Rico and Uruguay.

This alliance between Codere and Real Madrid, which started in 2016, is built upon the shared values of international leadership, fair play and excellence, and with the objective of providing our audiences with a high quality entertainment experience.

This announcement comes on the back of sponsorship deals with key football teams in the region, Rayados in Mexico and River Plate in Argentina, and represents a new step forward in the expansion of our online and sports betting business in Latin America.

Vicente Di Loreto, CEO of Codere, stated, “we are thrilled with this renewed alliance with Real Madrid, with whom we share the same values and ambition to be the best at what we do, and look forward to benefitting from the renowned Real Madrid brand.”

1 Codere Online refers to, collectively, Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and their respective subsidiaries which will form part of the group whose parent will be Codere Online Luxembourg, S.A. upon consummation of the business combination with DD3.

Four decades growing in Latin America

Codere began its activity in Latin America in the early eighties, first in Colombia, and then expanding across the region.

Today, Codere is the leading gaming hall operator in the Province of Buenos Aires (Argentina), Mexico and Uruguay, and a leading casino operator in Panama and Colombia. It also offers sports and horse race betting in Mexico, Panama, Colombia and Uruguay.

Through Codere Online, Codere also offers online casino and sports betting in Mexico, Colombia, Panama and the City of Buenos Aires (where it expects to start operating before the end of the year).

Digital growth through Codere Online

On June 22, 2021, Codere Online2, DD3 Acquisition Corp. II (Nasdaq: DDMX) and the other parties thereto, entered into a business combination agreement which, among other things, will make Codere Online the first online gaming operator in Latin America to be listed on a stock market in the United States. Codere Online, which will be majority owned and managed by Codere, intends to become the leading online gaming operator in Latin America.

For Moshe Edree, Managing Director3 of Codere Online, “the renewal of this strategic agreement with Real Madrid will play a key role in the deployment of our ambitious expansion project across Latin America. It will not only allow us to strengthen our online sports betting presence in the markets where we operate today, but also allow us to use the Real Madrid brand in other high-growth Latin American markets such as Brazil, Chile or Peru, when and if they become regulated.”

About Codere

Codere is an international gaming operator, with presence in seven countries in Europe –Spain and Italy– and Latin America -Argentina, Mexico, Panama, Colombia and Uruguay-, which operates slot machines, bingo seats and sports betting terminals with an omnichannel offer, both Through the online channel and the retail, that include gambling halls, arcades, bars and racetracks. www.grupocodere.com

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

www.codereonline.com

2 Codere Online refers to, collectively, Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and their respective subsidiaries which will form part of the group whose parent will be Codere Online Luxembourg, S.A. upon consummation of the business combination with DD3.

3 Currently provides services to Codere Online as a non-employee independent contractor.

About Real Madrid C.F.

Real Madrid C.F. is a sport entity with 119 years of history. It is the club with the most European Cups of both football (13) and basketball (10) and was awarded by FIFA as the Best Club of the twentieth century. Real Madrid has millions of fans in all corners of the world, with 371 million followers on social networks, and is for the third year in a row the most valuable football club in Europe according to The European Elite 2020 report, prepared by consultancy KPMG. Real Madrid is the most valuable football brand in the world for Brand Finance for the third year in a row and achieved the highest record in the Transparency Index of football clubs last season. More information about Real Madrid C.F. is available at www.realmadrid.com, the most visited soccer club website for the fifth consecutive year.

About DD3 Acquisition Corp. II

DD3 (NASDAQ: DDMX, DDMXU, DDMXW) was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. www.dd3.mx/en/spac

Codere with responsible gaming

Codere is firmly committed to the development of a gaming offer with all the guarantees for the user. With this aim, the group carries out its activity by implementing the best responsible gaming practices, promoting transparency and supporting public policies for the user guarantees, the protection of vulnerable groups and the sustainability of the industry. In 2020, Codere Argentina was recognized with the SAGSE Award for the Best CSR Strategy in Latin America for its Responsible Gaming Program.

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II (“DD3”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 and Amendment No.1 to such registration statement on Form F-4 (as amended, the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a preliminary prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to DD3’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC and the Form F-4, and, after the Form F-4 has been declared effective by the SEC, will be contained in the definitive proxy statement/prospectus to be mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the preliminary proxy statement/prospectus included in the Form F-4, and, when it becomes available, the definitive proxy statement/prospectus, before making any voting or investment decisions. You may obtain free copies of these documents, once available, from the sources indicated above.

Additional information:

comunicacion@codere.com

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34) 628-928-152

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268